                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the fiscal year ended December 31, 1999

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from_____to_____.

                           Commission File No. 1-13783

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                         1800 West Loop South, Suite 500
                              Houston, Texas 77027

   B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         1800 West Loop South, Suite 500
                              Houston, Texas 77027

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:      June 28, 2000


                                        INTEGRATED ELECTRICAL SERVICES, INC.
                                        401(k) RETIREMENT SAVINGS PLAN


                                        By: /s/ Kent M. Edwards
                                           ------------------------------------
                                           Kent M. Edwards
                                           Vice President, Human Resources and
                                           Administration and a member of the
                                           Administrative Committee

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
As of December 31, 1999
Together With Auditors' Report

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS



Report of Independent Public Accountants................................................................................2

Financial Statements-
   Statement of Net Assets Available for Benefits as of December 31, 1999...............................................3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999.......................4

Notes to Financial Statements...........................................................................................5

Supplemental Schedules-
   Schedule I--Schedule of Assets Held for Investment Purposes as of December 31, 1999.................................10

   Schedule II--Schedule of Nonexempt Transactions for the Year Ended December 31, 1999................................11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of the
Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and nonexempt transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP



Houston, Texas
June 28, 2000

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1999



ASSETS:
   Investments, at fair value                                                        $  59,646,766
   Accrued income                                                                           24,642
   Contributions receivable-
     Employee                                                                              873,764
     Employer                                                                              165,948
                                                                                     -------------

                                               Total assets                             60,711,120

LIABILITIES:
   Accrued liabilities                                                                      41,851
   Excess contributions payable                                                            270,574
                                                                                     -------------

                                               Total liabilities                           312,425
                                                                                     -------------

NET ASSETS AVAILABLE FOR BENEFITS                                                    $  60,398,695
                                                                                     =============



         The accompanying notes are an integral part of this statement.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999




ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Interest and dividend income                                         $  2,848,415
     Net appreciation (depreciation) in fair value of investments-
       Common/collective trust funds                                         1,566,812
       Mutual funds                                                          4,763,710
       Integrated Electrical Services, Inc., common stock                     (932,562)
                                                                          ------------

                                      Total investment income                8,246,375
                                                                          ------------

   Contributions-
     Employee                                                               10,114,307
     Employer                                                                1,884,876
     Rollovers                                                                 600,403
                                                                          ------------

                                                                            12,599,586
                                                                          ------------
   Transfers from other plans (Note 4)                                      42,828,127
                                                                          ------------

                                      Total additions                       63,674,088
                                                                          ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Withdrawals                                                               2,876,625
   Excess contributions                                                        270,574
   Administrative expenses                                                     128,194
                                                                          ------------

                                      Total deductions                       3,275,393
                                                                          ------------

                                      Net increase                          60,398,695

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                --
                                                                          ------------

   End of year                                                            $ 60,398,695
                                                                          ============


         The accompanying notes are an integral part of this statement.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  DESCRIPTION OF THE PLAN:

The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan's provisions.

General

The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the "Company"), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company, as Plan administrator, established an administrative committee (the "Administrative Committee"). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

Trustee

American Industries Trust Company, a subsidiary of Hand Benefits & Trust, Inc. (the "Trustee"), is the trustee of the Plan. The trustee holds, controls, manages, invests and ultimately distributes the assets of the Plan to participants.

Trustee fees and administrative costs, excluding participant loan fees, incurred during 1999 were paid either by the Company or through unallocated forfeitures within the Plan. Participant loan fees were paid by the participants requesting the loan.

Eligibility

All employees excluding members of a collective bargaining unit, nonresident aliens, leased employees and employees of an affiliate of the Company who are not participating in the Plan are eligible to participate in the Plan on the January 1, April 1, July 1 or October 1 immediately following the later of the date on which he or she completes one year of service with at least 1,000 hours of service or attains age 21. Effective January 1, 2000, the Plan was amended to reduce the eligibility length of service from one year to six months.

Rollovers

Rollover contributions are allowed by the Plan and may be made by any eligible employee.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)



Contributions

Eligible employees may contribute an amount up to 15 percent of his or her compensation as defined. Effective January 1, 2000, the Plan was amended to increase the deferral limit to 20 percent.

The Company will make matching contributions based on a percentage, if any, as determined each Plan year by the Company. During 1999, the Company made matching contributions equal to 25 percent of the first 6 percent of each participant's contribution.

The Plan allows the Company to make a "true-up" matching contribution at its sole discretion at the end of a Plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and the participant's share of earnings, losses and any appreciation or depreciation of the funds invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

Participants may borrow from their before-tax contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50 percent of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Loans must be repaid within five years. Principal and interest are repaid through after-tax payroll deductions.

Investment Options

The Plan allows for participant transactions on any January 1, April 1, July 1 and October 1 with respect to (a) the transfer of funds from one investment alternative to another, (b) changes in the contribution level, and (c) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice. The Plan provides for contributions to be invested by the Trustee among the Company's common stock, five mutual funds and five common/collective trust funds in accordance with participant investment elections and the provisions of the trust agreement.

The Trustee utilizes the American Industries Composite Employee Benefit Trust - Federal Communication Group, a common/collective trust fund, to invest assets of the Plan pending investment into the directed funds.

Vesting

Participants are 100 percent vested in their contributions, rollover contributions and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:

                                            Vested
    Completed Years of Service            Percentage
    --------------------------            ----------
           Less than 3                         0%
            3 or more                        100

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)


Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan's ordinary and necessary administrative expenses. Remaining forfeitures are used to reduce the Company matching contributions.

Withdrawals

Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59-1/2, he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Upon retirement, termination of employment, death or permanent disability, participants or their beneficiaries may choose among monthly installments, a life annuity, a joint and 50 percent or 100 percent survivor annuity, a life annuity with a guaranteed payment period of five, 10, 15 or 20 years or a lump sum equal to the vested value of their accounts.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The Trustee provides statements, prepared on a cash basis of accounting, to the Company. Adjustments have been made to convert the statements to an accrual basis for reporting purposes. Withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation and
Gains (Losses) on Investments

Investments are reported at market value. Mutual funds and the Company's common stock are valued based upon quoted market prices. The common/collective trust funds, which are fully benefit-responsive, are valued at cost which approximates market value. Participant loans are valued at cost, which approximates market value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the market value of investments are shown as net appreciation (depreciation) in market value of investments in the statement of changes in net assets available for benefits.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)


3.  INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

American Growth Fund of America                                                  $  9,939,496
American Industries Composite Employee Benefit Trust-
   Benefit Trust Equity Index 500 Fund                                              9,172,467
   Short-Term Income Fund                                                           4,896,189
   SMART Aggressive Fund                                                            3,214,384
   SMART Moderate Fund                                                              3,781,500
Fidelity Advisor Equity Income Fund                                                 3,446,056
Janus Worldwide Fund                                                                9,207,173
MFS Capital Opportunities                                                           6,554,785

4.  TRANSFERS FROM OTHER PLANS:

During 1999, account balances of employees of various acquired companies who had participated in plans sponsored by the acquired companies were transferred to the Plan. Transfers from the acquired companies' plans totaled $42,828,127.

5.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common/collective funds, mutual funds and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.  TAX STATUS:

The Plan has not received a determination from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable sections of the Code. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999.

7.  PRIORITIES UPON TERMINATION:

Under the terms of the Plan, the Company has the right at any time to terminate the Plan. Upon termination of the Plan, the Trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the Internal Revenue Service. After all such adjustments have been made, all participants become fully vested in the resulting balances of their accounts. The Trustee would then commence distribution as directed by the Administrative Committee.

8.  NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 1999.

      INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (Continued)


9.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are units of common/collective trust funds managed and distributed by American Industries Trust Company. American Industries Trust Company is the trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions.

                                                                      SCHEDULE I



       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999



                                                                                      Principal
                                                                                       Amount
                                                                                      or Number                 Current
                   Identity of Issue/Description of Investment                        of Shares      Cost        Value
                   -------------------------------------------                      -------------    ----    -------------
American Growth Fund of America*                                                          341,095    (a)     $   9,939,496
American Industries Composite Employee Benefit Trust-
   Benefit Trust Equity Index 500 Fund*                                                   596,674    (a)         9,172,467
   Federal Communication Group                                                          1,222,355    (a)         1,222,355
   Short-Term Income Fund*                                                              4,896,189    (a)         4,896,189
   SMART Aggressive Fund*                                                                 256,479    (a)         3,214,384
   SMART Conservative Fund*                                                               134,194    (a)         1,580,744
   SMART Moderate Fund*                                                                   302,924    (a)         3,781,500
Fidelity Advisor Equity Income Fund                                                       132,134    (a)         3,446,056
Fidelity Advisor Government Investment Portfolio                                          313,269    (a)         2,866,407
Fidelity Money Market Fund                                                                    243    (a)               243
Integrated Electrical Services, Inc., common stock*                                       203,474    (a)         2,047,559
Janus Worldwide Fund                                                                      120,465    (a)         9,207,173
MFS Capital Opportunities                                                                 311,984    (a)         6,554,785
Participant loans* (interest rates ranging from 8.000% to 10.711%)                   $  1,717,408                1,717,408
                                                                                                             -------------

                    Total assets held for investment purposes                                                $  59,646,766
                                                                                                             =============


*Identified party in interest.
(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II


       INTEGRATED ELECTRICAL SERVICES, INC. 401(k) RETIREMENT SAVINGS PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                            Relationship
                              to Plan,
                            Employer or                Description of Transactions,                           Interest
    Identity of Party       Other Party                  Including Maturity Date,                  Amount     Incurred
       Involved              in Interest    Rate of Interest, Collateral and Maturity Value        Loaned     on Loan
----------------------     --------------  ----------------------------------------------------  -----------  --------
Integrated Electrical      Employer
   Services, Inc.                          Lending of monies from the Plan to the employer
                                              (contributions not timely remitted to the Plan)
                                              as follows-
                                                Deemed loan dated February 20, 1999, maturity
                                                  March 2, 1999, with interest at 16.36% per
                                                  month                                          $    79,693   $  4,206
                                                Deemed loan dated February 20, 1999, maturity
                                                  March 17, 1999, with interest at 16.36% per
                                                  month                                                3,113        411
                                                Deemed loan dated February 20, 1999, maturity
                                                  April 6, 1999, with interest at 16.36% per
                                                  month                                               20,496      4,867
                                                Deemed loan dated March 20, 1999, maturity
                                                  April 6, 1999, with interest at 16.36% per
                                                  month                                              105,501      9,465
                                                Deemed loan dated March 20, 1999, maturity
                                                  April 15, 1999, with interest at 16.36% per
                                                  month                                                8,883      1,219
                                                Deemed loan dated April 23, 1999, maturity
                                                  April 27, 1999, with interest at 8.04% per
                                                  month                                                1,161         12
                                                Deemed loan dated March 20, 1999, maturity May
                                                  27, 1999, with interest at 16.36% per month          1,646        591
                                                Deemed loan dated May 22, 1999, maturity May
                                                  27, 1999, with interest at 1.06% per month          47,274         81
                                                Deemed loan dated May 22, 1999, maturity June
                                                  4, 1999, with interest at 7.58% per month           11,669        383
                                                Deemed loan dated April 23, 1999, maturity June
                                                  11, 1999, with interest at 8.04% per month          18,992      2,494
                                                Deemed loan dated May 22, 1999, maturity June
                                                  11, 1999, with interest at 7.58% per month          21,567      1,090
                                                Deemed loan dated June 22, 1999, maturity June
                                                  24, 1999, with interest at 7.58% per month             604          3
                                                Deemed loan dated May 22, 1999, maturity July
                                                  2, 1999, with interest at 7.58% per month           12,772      1,323

                                                                     SCHEDULE II
                                                                       Continued


                            Relationship
                              to Plan,
                            Employer or                Description of Transactions,                           Interest
    Identity of Party       Other Party                  Including Maturity Date,                  Amount     Incurred
       Involved              in Interest    Rate of Interest, Collateral and Maturity Value        Loaned     on Loan
----------------------     --------------  ----------------------------------------------------  -----------  --------
                                                Deemed loan dated June 22, 1999, maturity July
                                                  2, 1999, with interest at 7.58% per month      $    13,406   $    339
                                                Deemed loan dated June 22, 1999, maturity July
                                                  16, 1999, with interest at 7.58% per month           3,856        234
                                                Deemed loan dated June 22, 1999, maturity July
                                                  22, 1999, with interest at 7.58% per month           1,230         93
                                                Deemed loan dated June 22, 1999, maturity July
                                                  30, 1999, with interest at 7.58% per month          12,249      1,176
                                                Deemed loan dated July 23, 1999, maturity
                                                  August 14, 1999, with interest at 4.59% per
                                                  month                                                2,797         91
                                                Deemed loan dated June 22, 1999, maturity
                                                  September 1, 1999, with interest at 7.58%
                                                  per month                                            2,376        426
                                                Deemed loan dated July 23, 1999, maturity
                                                  September 1, 1999, with interest at 7.58%
                                                  per month                                            4,276        418
                                                Deemed loan dated August 21, 1999, maturity
                                                  September 1, 1999, with interest at 3.21%
                                                  per month                                           17,314        204
                                                Deemed loan dated June 22, 1999, maturity
                                                  September 15, 1999, with interest at 7.58%
                                                  per month                                            1,230        264
                                                Deemed loan dated August 21, 1999, maturity
                                                  September 15, 1999, with interest at 3.21%
                                                  per month                                            7,563        202
                                                Deemed loan dated September 23, 1999, maturity
                                                  September 24, 1999, with interest at 3.21%
                                                  per month                                            1,023          1
                                                Deemed loan dated June 22, 1999, maturity
                                                  October 2, 1999, with interest at 8.74% per
                                                  month                                                  489        141
                                                Deemed loan dated September 23, 1999, maturity
                                                  October 2, 1999, with interest at 8.74% per
                                                  month                                                  763         19
                                                Deemed loan dated May 22, 1999, maturity
                                                  October 14, 1999, with interest at 8.74% per
                                                  month                                                1,444        590
                                                Deemed loan dated June 22, 1999, maturity
                                                  October 14, 1999, with interest at 8.74% per
                                                  month                                                  496        159
                                                Deemed loan dated July 23, 1999, maturity
                                                  October 14, 1999, with interest at 8.74% per
                                                  month                                                1,326        314

                                                                     SCHEDULE II
                                                                       Continued



                            Relationship
                              to Plan,
                            Employer or                Description of Transactions,                           Interest
    Identity of Party       Other Party                  Including Maturity Date,                  Amount     Incurred
       Involved              in Interest    Rate of Interest, Collateral and Maturity Value        Loaned     on Loan
----------------------     --------------  ----------------------------------------------------  -----------  --------
                                                Deemed loan dated August 21, 1999, maturity
                                                  October 14, 1999, with interest at 8.74% per
                                                  month                                          $     8,220   $  1,251
                                                Deemed loan dated September 23, 1999, maturity
                                                  October 14, 1999, with interest at 8.74% per
                                                  month                                                1,598         95
                                                Deemed loan dated August 21, 1999, maturity
                                                  October 18, 1999, with interest at 8.74% per
                                                  month                                                6,939      1,135
                                                Deemed loan dated September 23, 1999, maturity
                                                  October 18, 1999, with interest at 8.74% per
                                                  month                                                   61          4
                                                Deemed loan dated October 22, 1999, maturity
                                                  November 1, 1999, with interest at 14.56%
                                                  per month                                            2,119        100
                                                Deemed loan dated August 21, 1999, maturity
                                                  November 3, 1999, with interest at 14.56%
                                                  per month                                            2,933      1,019
                                                Deemed loan dated October 22, 1999, maturity
                                                  November 8, 1999, with interest at 14.56%
                                                  per month                                            2,428        194
                                                Deemed loan dated November 20, 1999, maturity
                                                  November 23, 1999, with interest at 14.56%
                                                  per month                                           34,555        503
                                                Deemed loan dated November 20, 1999, maturity
                                                  December 7, 1999, with interest at 15.27%
                                                  per month                                            7,336        614
                                                Deemed loan dated June 22, 1999, maturity
                                                  December 15, 1999, with interest at 15.27%
                                                  per month                                            1,518      1,316
                                                Deemed loan dated July 23, 1999, maturity
                                                  December 15, 1999, with interest at 15.27%
                                                  per month                                            1,392        994
                                                Deemed loan dated August 21, 1999, maturity
                                                  December 15, 1999, with interest at 15.27%
                                                  per month                                            6,027      3,444
                                                Deemed loan dated September 23, 1999, maturity
                                                  December 15, 1999, with interest at 15.27%
                                                  per month                                            1,469        601
                                                Deemed loan dated November 20, 1999, maturity
                                                  December 15, 1999, with interest at 15.27%
                                                  per month                                           11,655      1,435
                                                Deemed loan dated November 20, 1999, maturity
                                                  December 23, 1999, with interest at 15.27%
                                                  per month                                            3,452        561
                                                Deemed loan dated December 22, 1999, maturity
                                                  December 23, 1999, with interest at 15.27%
                                                  per month                                           80,344        396
                                                Deemed loan dated November 20, 1999, maturity
                                                  January 4, 2000, with interest at 15.27% per
                                                  month                                                2,429        491

                                                                     SCHEDULE II
                                                                       Continued


                            Relationship
                              to Plan,
                            Employer or                Description of Transactions,                           Interest
    Identity of Party       Other Party                  Including Maturity Date,                  Amount     Incurred
       Involved              in Interest    Rate of Interest, Collateral and Maturity Value        Loaned     on Loan
----------------------     --------------  ----------------------------------------------------  -----------  --------
                                                Deemed loan dated December 22, 1999, maturity
                                                  January 4, 2000, with interest at 15.27% per
                                                  month                                          $     4,141   $    184
                                                Deemed loan dated December 22, 1999, maturity
                                                  January 10, 2000, with interest at 15.27%
                                                  per month                                            6,574        291
                                                Deemed loan dated November 20, 1999, maturity
                                                  January 21, 2000, with interest at 15.27%
                                                  per month                                            1,754        354
                                                Deemed loan dated December 22, 1999, maturity
                                                  January 21, 2000, with interest at 15.27%
                                                  per month                                            1,079         48
                                                Deemed loan dated July 23, 1999, maturity
                                                  January 31, 2000, with interest at 15.27%
                                                  per month                                            1,053        835
                                                Deemed loan dated August 21, 1999, maturity
                                                  January 31, 2000, with interest at 15.27%
                                                  per month                                            1,063        691
                                                Deemed loan dated October 22, 1999, maturity
                                                  January 31, 2000, with interest at 15.27%
                                                  per month                                            2,043        704
                                                Deemed loan dated December 22, 1999, maturity
                                                  January 31, 2000, with interest at 15.27%
                                                  per month                                            5,757        255
                                                Deemed loan dated March 20, 1999, maturity
                                                  February 4, 2000, with interest at 15.27%
                                                  per month                                            1,320      1,861
                                                Deemed loan dated December 22, 1999, maturity
                                                  February 4, 2000, with interest at 15.27%
                                                  per month                                            1,017         46
                                                                                                              ---------
                                                                                                              $  50,238(a)
                                                                                                              =========

(a)Interest of $50,238 was allocated to affected participants subsequent to Plan year-end.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
23.1                 Consent of Independent Public Accountants